Exhibit 99.4

Press Release

INTERPOOL, INC. TO PAY CASH DIVIDEND ON COMMON STOCK

PRINCETON, N.J., March 18, 2004 – Interpool, Inc. (IPLI.PK) announced today that it will pay a cash dividend of $.0625 cents per share for the first quarter of 2004. The dividend will be payable on April 15, 2004 to shareholders of record on April 1, 2004. The aggregate amount of the dividend is expected to be approximately $1,700,000. The amount of the quarterly dividend is based on an indicated annualized dividend rate of 25 cents per share.

Interpool is one of the world’s leading suppliers of equipment and services to the transportation industry. It is the world’s largest lessor of intermodal container chassis and a world-leading lessor of cargo containers used in international trade.

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Note: This press release and other press releases and information can be viewed at the Company's website at www.interpool.com.

Contact : Interpool, Inc.

James F. Walsh
(609) 452-8900
www.interpool.com